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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF     FEBRUARY    , 20 07
                 ----------------     --

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

         JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS
UNDER COVER OF FORM 20-F OR FORM 40-F     FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                            PERUSAHAAN PERSEROAN (PERSERO)
                                            PT TELEKOMUNIKASI INDONESIA
                                            ------------------------------------
                                                        (REGISTRANT)


DATE  FEBRUARY 13, 2007                     BY /s/ Harsya Denny Suryo
     -------------------                       ---------------------------------
                                                         (SIGNATURE)

                                                       HARSYA DENNY SURYO
                                              VICE PRESIDENT INVESTOR RELATION &
                                                       CORPORATE SECRETARY
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                         PERUSAHAAN PERSEROAN (PERSERO)
                        PT TELEKOMUNIKASI INDONESIA TBK.

                                   INVITATION
               EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS 2007

The Board of Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, domiciled in Bandung (hereinafter referred to as "the Company"), hereby invites shareholders of the Company to attend the Extraordinary General Meeting of Shareholders 2007 (the "MEETING") of the Company, to be held on:

           Day/Date         :       Wednesday, February 28th, 2007
           Time             :       14:00 Western Indonesian Time
           Venue            :       Aula Pangeran Kuningan
                                    Gedung Grha Citra Caraka, 1st Floor
                                    Jl. Gatot Subroto No.52
                                    Jakarta 12710 -- Indonesia

THE MEETING WILL DISCUSS AND DECIDE THE FOLLOWING AGENDA:

     1.   Restructurizaton of TELKOM's Pension Fund.
     2.   The amendment of the Company's plan to the shares bought back.
     3. Approval of the implementation of Employee and Management Stock Option Plan.
     4. Adjustment of the Company's Board of Commissioners terms of office, which members were elected in Extraordinary General Meeting of Shareholders dated March 10, 2004, in accordance with the Company's Article of Association and Law No.19/2003 regarding State-Owned Enterprise.
     5. Approval of the changes of the member of the Company's Board of Directors.

NOTES:
     1. This shall be deemed as shareholder invitation notice for the MEETING. The Board of Directors will not send separate invitations to the Shareholders.
     2. Those who are eligible to attend the MEETING are the Shareholders or their proxies whose names are registered at the Company's Share Register at 16.00 hours Jakarta Time on February 12, 2007 or the registered owners of the security account on the depository of PT Kustodian Sentral Efek Indonesia at the closing of trading at the Jakarta Stock Exchange and Surabaya Stock Exchange on February 12, 2007.
     3. The Shareholders or their proxies who will attend the MEETING are required to bring the copies of their Collective Share Certificates
          (CSC) and their official ID or other acceptable personal identification document to be presented and submitted to the General Meeting of Shareholder's Officer before entering the meeting room.
     4.   a)   Shareholders who can not attend the MEETING may be represented by their proxy who shall present a signed copy of the legal proxy letter in a form as determined by the Board of Directors, provided that any members of the Board of Directors and the Board of Commissioners or employees of the Company may not act as a proxy for any Shareholders in the MEETING.
          b)   Form proxy letter is available at the addresses listed in 5 below during our business hours.
     5. The materials for the Meeting are available for viewing during our business hours, starting the date hereof, at:

    PT TELEKOMUNIKASI INDONESIA, TBK                     PT DATINDO ENTRYCOM
INVESTOR RELATIONS & CORPORATE SECRETARY              WISMA DINNERS CLUB ANNEX
JL. JEND. GATOT SUBROTO NO.52, 5TH FLOOR            JL. JEND. SUDIRMAN KAV.34-35
         PHONE (021) 521-5109                            PHONE (021) 570 9009
          FAX (021) 522-0500                             FAX (021) 570 9026-28
             JAKARTA 12710                                   JAKARTA 10220

     If needed, materials for the MEETING can be obtained from the Company by submitting a photocopy of Collective Shares Certificates and the personal identification to our Investor Relations and Corporate Secretary team at the address above.

6. To help us conduct the Meeting in an orderly and timely manner, the Shareholders or their proxies are kindly requested to be present thirty
     (30) minutes prior to the time of the Meeting.


                                                   BANDUNG, FEBRUARY 13, 2007
                                                PT TELEKOMUNIKASI INDONESIA TBK.
                                                       BOARD OF DIRECTORS